Kunzman & Bollinger, Inc.

ATTORNEYS-AT-LAW
5100 N. BROOKLINE, SUITE 600
OKLAHOMA CITY, OKLAHOMA 73112
Telephone (405) 942-3501
Fax (405) 942-3527
July 29, 2008
ELECTRONIC FILING
Ms. Jennifer Hardy
United States Securities
        and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-7010

RE:	LEAF Equipment Finance Fund 4, L.P. (the “Fund”)
File No. 333-149881

Dear Ms. Hardy:
     This letter is in response to your comments made in your letter dated July 11, 2008, regarding the Investor Brochure and the Investor Presentation previously provided to you supplementally by the Fund. For your convenience, we first restate your comments in italics and then provide our responses. The responses in this letter are based on representations made by the Fund and its General Partner, LEAF Asset Management, LLC, to Kunzman & Bollinger, Inc. for the purpose of preparing this letter.
Investor Brochure

LEAF Financial Corporation, page 3

1.	Please clarify that investors are investing in LEAF 4 and will not acquire any ownership interest in the publicly traded company Resource America, Inc. or any of its affiliates.

The following will be added as the fifth paragraph on page 3 of the Investor Brochure and as footnote (1) on slide 6 of the Investor Presentation:
“Investors will acquire no ownership interest in Resource America, Inc. or its affiliates by purchasing units in LEAF 4.”
LEAF’s Investment Strategy, page 4

2.	You do not address the risks associated with your investment strategy. To achieve a more balanced discussion, please add a discussion of the applicable risks. By way of example, these risks might include that you have not identified your specific investments and that you will borrow to implement your investment strategy. Please see Item 19 of Industry Guide 5, which provides that sales material should present a balanced discussion of both risk and reward and be consistent with the representations in the prospectus.

Kunzman & Bollinger, Inc.
United States Securities
        and Exchange Commission
July 29, 2008

The “LEAF’s Investment Strategy” section of the Investor Brochure will be revised to address the risks associated with the Fund’s investment strategy by adding the following disclosure:
“However, there are risks involved with LEAF 4’s investment strategy, such as the following:
•	“LEAF 4 has not specifically identified its investments. As a result, you cannot evaluate the risks of, or potential returns from, any of its investments.

•	LEAF 4 will borrow to buy equipment to increase the size of its portfolio. This increases LEAF 4’s risk of loss if its revenues are insufficient to pay its debt service and other expenses.”
Credit Underwriting, page 5

3.	You do not address the risks associated with your lease and loans decisions. To achieve a more balanced discussion, please add a discussion of the applicable risks, such as lease and loan defaults. Please see Item 19 of Industry Guide 5.

The following paragraph will be added at the end of the “Credit Underwriting” section of the Investor Brochure, and on page 11 of the Investor Presentation, regarding the risks associated with the Fund’s lease and loan decisions:
“Notwithstanding, LEAF 4’s lessees and borrowers may default on their payments, which could result in a loss to LEAF 4 and a reduction in your cash distributions from LEAF 4, if any.”
Primarily Full Payout Leases, page 6

4.	Please identify and explain the credit risk that you refer to in this section.

The first paragraph on page 6 of the Investor Brochure will be revised to delete the term “credit risk” each time it appears and replace it with the phrase “risk of loss from defaults by its lessees and borrowers...”

What to Expect as a LEAF 4 Investor, page 7

5.	You do not address the risks associated with being an investor. To achieve a more balanced discussion, please add a discussion of the applicable risks, such as a long-term nature of the investment, the lack of liquidity of the investment and the nature and uncertainty of the cash distributions to investors. Please see Item 19 of Industry Guide 5.

The following discussion will be added to “What to Expect As a LEAF 4 Investor:”
“Nevertheless:

Kunzman & Bollinger, Inc.
United States Securities
        and Exchange Commission
July 29, 2008

•	A substantial portion, and possibly all, of the LEAF 4’s cash distributions, which are not guaranteed, will be a return of capital and not a return on capital.

•	You should consider the purchase of units in LEAF 4 as a long-term investment.

•	You units in LEAF 4 will be illiquid. There is no readily available public market for your units and your units will be subject to substantial transfer restrictions.”
In addition, the last two bullets above will be added to page 14 of the Investor Presentation.

General

6.	Please make conforming changes to the Investor Presentation and other sales materials to the extent our comments on the Investor Brochure are also applicable to those other materials.

Conforming changes will be made to the Investor Presentation as noted above, and will be made to other investor sales literature, if any, to the extent the staff’s comments concerning the Investor Brochure are applicable.

Investor Presentation

Reasons to Diversify with Equipment Leasing & Finance, page 5

7.	You do not address the disadvantages of investing in equipment leasing & finance funds. To achieve a more balanced discussion, please add a discussion of these disadvantages. Please see Item 19 of Industry Guide 5.

Slide 5 of the Investor Presentation will be revised to add the following:
“An investment in LEAF 4 also is subject to risks, including but not limited to, the following:
•	A substantial portion, and possibly all, of the cash distributions you receive from LEAF 4 will be a return of capital and not a return on capital.

•	LEAF 4 has not specifically identified its investments. As a result, you cannot evaluate the risks of, or potential returns from, any of its investments.

•	LEAF 4’s performance will be subject to the risk of lease and secured loan defaults.

Kunzman & Bollinger, Inc.
United States Securities
        and Exchange Commission
July 29, 2008

See the risk factors section of the prospectus.”
Primarily Full Payout Leases and Loans, page 10

8.	Please clarify the footnote, as its meaning is unclear.

The footnote on slide 10 will be revised to read as follows:
“LEAF 4 generally intends to structure its operating leases to return approximately 80% to 85% of its purchase price of the leased equipment during the lease term, and will seek to recover the balance of its purchase price and a reasonable return on its investment by re-leasing or selling the equipment at the end of the lease term, which is not guaranteed.”
General

9.	Please provide us with a mock-up of the sales packet as provided to the potential investors (i.e., the folder with the cover letter, sales literature, prospectus, etc.)

A mock-up of the sales packet as it will be provided to potential investors, including the folder, sales literature and prospectus will be provided supplementally by separate correspondence.

10.	Please continue to send us for our review all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. We may have additional comments on those materials. Regarding the quarterly portfolio overviews, notwithstanding that the information in the portfolio overviews will also be contained in your periodic reports, as you will be sending the portfolio overviews to brokers, please send portfolio overviews to us as well.

The Fund will continue to supplementally provide all new sales materials to the staff prior to its use, whether it is to be used before or after the registration statement is declared effective. The Fund will also supplementally provide to the staff the revised portfolio overviews it will provide to broker/dealers.
     If you have any further questions or comments, please contact the undersigned.

Very truly yours, KUNZMAN & BOLLINGER, INC.
/s/ Gerald A. Bollinger
Gerald A. Bollinger

cc:	Mr. Dieter King Mr. Dan Courtney